

March 30, 2012

Via E-mail
Mr. Donald Allan, Jr.
Senior Vice President and Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

   RE: **Stanley Black & Decker, Inc.**
       Form 10-K for the Year ended December 31, 2011
       Filed February 23, 2012
       File No. 1-5224

Dear Mr. Allan:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 1. Business, page 3

1. We note that in your letter dated April 8, 2010 in response to comment 1 of our letter dated March 30, 2010, you stated that you will disclose company sponsored research and development expenditures in Item 1 of future filings in accordance with Item 101(c)(1)(xi) of Regulation S-K. However, it does not appear that you have done so. Please comply with this comment in future filings.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to this comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 if you have questions regarding this comment.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director